March 9, 2012

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

Dear Mr. Decker:

In response to your comment letter dated March 8, 2012, we offer the following:

Form 10-K for the Year Ended June 30, 2011

Item 9A. Controls and Procedures, page 32

1.
We note your response to comment two from our letter dated February 16, 2012. You continue to disclose that you evaluated your disclosure controls and procedures as of June 30, 2010, rather than June 30, 2011. Your conclusion regarding the effectiveness of your disclosure controls and procedures also refers to June 30, 2010, rather than June 30, 2011.  Please amend your Form 10-K accordingly. Please ensure that you include updated consents that refer to the Form 10-K/A as well.

We respond:

We have amended the 10-K/A to disclose that the evaluation are as of June 30, 2011.

Item 10. Directors, Executive Officers and Corporate Governance, page 34

Directors and Executive Officers, page 34

1.
We note your response to comment five from our letter dated February 16, 2012. You still indicate here that John Adair presently holds the title of Chief Financial Officer. Please revise to indicate, if true, that he held this title until September 1, 2009.

We respond:

We have updated the 10-K/A to disclose that John Adair was Chief Financial Officer from December 9, 2008 to September 1, 2009.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated bythe Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jalal Al Ghani
Jalal Al Ghani
Chief Financial Officer
Energy Holdings International, Inc.